                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549


                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended June 30, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from           to
                                        ----------   ----------

First Mississippi Corporation Commission file number 1-7488
                                                     ------
FirstMiss Gold Inc. Commission file number 0-16484
                                           -------

                        FIRST MISSISSIPPI CORPORATION
                        EMPLOYEE 401(K) SAVINGS PLAN
                              700 North Street
                            Post Office Box 1249
                      Jackson, Mississippi  39215-1249


                        FIRST MISSISSIPPI CORPORATION
                              700 North Street
                            Post Office Box 1249
                      Jackson, Mississippi  39215-1249


                             FIRSTMISS GOLD INC.
                      5460 S. Quebec Street,  Suite 240
                            Englewood, CO  80111

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                       Financial Statements and Schedules

                          June 30, 1995, 1994 and 1993

                  (With Independent Auditors' Report Thereon)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                  Index to Financial Statements and Schedules




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of June 30, 1995 and 1994

Statements of Changes in Net Assets Available for Benefits for the years ended June 30, 1995, 1994 and 1993

Notes to Financial Statements


Supplemental Schedules:

I.       Investments as of June 30, 1995 and 1994

II.      Reportable Transactions for the years ended June 30, 1995,
            1994 and 1993

                          Independent Auditors' Report



The Administrative Committee
First Mississippi Corporation
    401(K) Savings Plan:


We have audited the financial statements and supplemental schedules of First Mississippi Corporation 401(K) Savings Plan (the Plan) as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mississippi Corporation 401(K) Savings Plan as of June 30, 1995 and 1994 and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to above are not a required part of the basic financial statements but are supplementary information required by Regulation S-X or by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                             KPMG Peat Marwick LLP


December 18, 1995

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                             June 30, 1995 and 1994



                                                                                    1995              1994
                                                                                    ----              ----
Investments:
    Cash, including certificate of deposit of $500,000
       in 1994, at cost which approximates fair value                            $     2,525           744,489
    Mutual funds, at fair value (cost $20,405,199 and
       $15,619,345, respectively)                                                 21,520,546        15,607,570
    Participant loans, at cost which approximates fair value                       1,263,268           534,673
    First Mississippi Corporation common stock, at fair value
       (cost $3,052,278 and $2,936,627, respectively)                              8,038,826         4,233,888
    FirstMiss Gold Inc. common stock, at fair value
       (cost $592,688 and $544,825, respectively)                                  1,403,220           592,424
                                                                                 -----------       -----------
                   Total investments                                              32,228,385        21,713,044
                                                                                 -----------       -----------

Receivables:
    Employers' and participants' contributions                                       325,974           313,601
    Interest                                                                          26,535           204,410
    Dividends                                                                        162,218            20,620
                                                                                 -----------       -----------
                   Total receivables                                                 514,727           538,631
                                                                                 -----------       -----------

                   Total assets                                                   32,743,112        22,251,675

Advisory fees payable                                                                 18,437            14,888
                                                                                 -----------       -----------

                   Net assets available for benefits                             $32,724,675        22,236,787
                                                                                 ===========       ===========



See accompanying notes to financial statements.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                    Years ended June 30, 1995, 1994 and 1993



                                                                         1995             1994              1993
                                                                         ----             ----              ----
Contributions (note 3):
    Participants                                                   $  2,435,199        2,103,851         1,831,630
    Employers                                                         1,449,582        1,249,535         1,150,231
                                                                   ------------       ----------        ----------
                   Total contributions                                3,884,781        3,353,386         2,981,861
                                                                   ------------       ----------        ----------

Interest income                                                         117,506          580,236           684,668
Dividend income:
    First Mississippi Corporation common stock                           89,244          112,492           138,453
    Mutual funds                                                      1,148,652               --                --
Realized gains (losses) on investments, net (note 2):
    Government securities                                                    --           38,956                --
    Mutual funds                                                         26,673            4,748                --
    First Mississippi Corporation common stock                          599,385          998,562           (72,249)
    FirstMiss Gold Inc. common stock                                    130,327           (6,466)           45,741
Unrealized appreciation of investments, net (note 5)                  6,170,323        1,038,613           150,579
Advisory fees                                                          (148,168)         (27,777)               --
                                                                   ------------       ----------        ----------
                   Net investment income                              8,133,942        2,739,364           947,192
                                                                   ------------       ----------        ----------

Rollovers (note 4)                                                       65,847           41,224            38,729

Withdrawals and terminations, net of forfeitures                     (1,596,682)      (1,324,686)       (1,151,778)
                                                                   ------------       ----------        ----------
                   Net increase in assets available
                       for benefits                                  10,487,888        4,809,288         2,816,004

Net assets available for benefits:
    Beginning of year                                                22,236,787       17,427,499        14,611,495
                                                                   ------------       ----------        ----------

    End of year                                                    $ 32,724,675       22,236,787        17,427,499
                                                                   ============       ==========        ==========



See accompanying notes to financial statements.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          June 30, 1995, 1994 and 1993



 (1)  Plan Provisions and Significant Accounting Policies

      The following brief description of First Mississippi Corporation 401(K)
            Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      (a)   Plan Provisions

            The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of First Mississippi Corporation (First Mississippi) and eight wholly-owned subsidiaries, First Chemical Corporation, Plasma Energy Corporation, Quality Chemicals, Inc., FirstMiss Steel, Inc., AMPRO Fertilizer, Inc., Plasma Processing Corp., EKC Technology, Inc., and Callidus Technologies Inc. and one majority- owned subsidiary, FirstMiss Gold Inc. and its wholly-owned subsidiary, FMG, Inc. (see note 7) (the Companies or the Employers).

            The provisions of the Plan allow deferral of tax by the
               participants on their contributions and earnings thereon. Employees with six months of continuous employment are eligible for membership in the Plan. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The maximum percentage was decreased from 16.8% to 15% effective January 1, 1995. The Companies match contributions up to 4% of monthly base pay. At June 30, 1995, 1994 and 1993, 990, 958 and 852 participants, respectively, were participating in the Plan.

            Participants may elect to have their contributions and allocated earnings thereon invested in any combination of the following investment programs:

                  (1) Capital Preservation Fund - This fund was established in 1995 and consists primarily of investments in fixed income mutual funds.
                  (2) Short-term Stability Fund - Consists primarily of investments in fixed income mutual funds.
                  (3) Mid-term Balanced Fund - Consists primarily of investments in fixed income and equity mutual funds.
                  (4) Long-term Growth Fund - Consists primarily of investments in equity mutual funds.
                  (5)  First Mississippi common stock.
                  (6)  FirstMiss Gold, Inc. common stock.

            Prior to April 1, 1994, participants could elect to invest in programs (5) and (6) above, as well as a program that invested in cash deposited in interest-bearing bank accounts, certificates of deposits, corporate or government obligations, or other similar invest-ments. Additionally, prior to April 1, 1994 participants could elect investment options separately with regard to their own contributions and the Employers' contributions.




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



            The Plan also provides for participant loans.  A participant can borrow up to 50% of the participant's vested account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000, and only one loan for a participant may be outstanding. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence in which case the maturity cannot exceed 10 years. The participant must pay a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

            In addition to the investment options listed above, the
               Administrative Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants in each investment option:

                                                         Participants' contributions
                          -----------------------------------------------------------------------------------------------
                                                                                                  First
                                                                                               Mississippi      FirstMiss
                             Capital    Short-term       Mid-term      Long-term               Corporation      Gold Inc.
                          Preservation   Stability       Balanced        Growth                   common         common
                              Fund         Fund            Fund           Fund          Cash      stock           stock
                          ------------  ----------       --------      ---------        ----   -----------      ---------
Number of participants:

    At June 30, 1995           11           725             577            618           --        352            169
                               ==           ===             ===            ===          ===        ===            ===
    At June 30, 1994           --           699             528            556           --        343            144
                               ==           ===             ===            ===          ===        ===            ===
    At June 30, 1993           --            --              --             --          819        155            161
                               ==           ===             ===            ===          ===        ===            ===

                                                         Employers' contributions
                          -----------------------------------------------------------------------------------------------
                                                                                                 First
                                                                                               Mississippi      FirstMiss
                             Capital    Short-term       Mid-term      Long-term               Corporation      Gold Inc.
                          Preservation   Stability       Balanced        Growth                   common         common
                              Fund         Fund            Fund           Fund          Cash      stock           stock
                          ------------  ----------       --------      ---------        ----   -----------      ---------
Number of participants:

    At June 30, 1995           11           741             575            619           --        392            191
                               ==           ===             ===            ===          ===        ===            ===
    At June 30, 1994           --           714             528            556           --        386            163
                               ==           ===             ===            ===          ===        ===            ===
    At June 30, 1993           --            --              --             --          782        192             78
                               ==           ===             ===            ===          ===        ===            ===

            Participants' contributions and allocated earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' contributions and allocated earnings thereon fully vest after a participant completes three vesting years of membership service in the Plan or upon a participant's indefinite economic or industrial layoff, retirement, death or disability, whichever occurs first. Forfeitures are reallocated to the remaining participants.




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



      (b)   Participant Accounts

            Participant accounts are maintained individually and in the aggregate for each investment option. Each participant's account is credited with its investment earnings and the portion of the Employers' contributions allocated to it. Participant benefits are provided solely from each individual participant's account.

      (c)   Administrative Expenses

            Administrative expenses, with the exception of advisory fees, are paid by First Mississippi and are not charged to the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested.

      (d)   Investments

            Investments in cash and certificates of deposit are stated at cost, which approximates fair value. Investments in First Mississippi common stock, FirstMiss Gold Inc. common stock and mutual funds are stated at quoted market value. Dividends and interest are recorded on the accrual basis. Investment transactions are accounted for on the trade date.

            The Plan does not require any collateral or other security from the trustee to support the investments.

      (e)   Income Taxes

            In a determination letter dated April 14, 1986, the Internal
               Revenue Service held that the Plan is exempt from income taxes and that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary. The Plan has been amended subsequent to the effective date of the April 14, 1986 determination letter. The amended Plan documents have been submitted to the Internal Revenue Service for a letter of determination that the Plan continues to qualify as exempt from income taxes, however, no letter has yet been received. In the opinion of the Plan Administrator, the Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.

      (f)   Sales of Investments

            The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



 (2)  Investment Sales

      A summary follows of net realized gains (losses) on sales of investments for the years ended June 30, 1995, 1994 and 1993:

                                                                  Proceeds           Carrying           Net realized
                                                                 from sales            value           gains (losses)
                                                                 ----------            ------          -------------
               1995
               ----
                 Common stock                                  $  2,810,662           2,080,950             729,712
                 Mutual funds                                     5,636,596           5,609,923              26,673
                                                               ------------          ----------           ---------

                                                               $  8,447,258           7,690,873             756,385
                                                               ============          ==========           =========

               1994
               ----
                 Common stock                                  $  3,378,265           2,386,169             992,096
                 Government securities                            8,596,521           8,557,565              38,956
                 Mutual funds                                     5,243,636           5,238,888               4,748
                                                               ------------          ----------           ---------

                                                               $ 17,218,422          16,182,622           1,035,800
                                                               ============          ==========           =========

               1993
               ----
                 Common stock                                  $    507,354             533,862             (26,508)
                                                               ============          ==========           =========

 (3)  Participants' and Employers' Contributions
      A summary follows of contributions by company:

                                                                                 Participants'                 Employers'
                                                                                 contributions                contributions
                                                                                 -------------                -------------
            Year ended June 30, 1995:
               First Mississippi Corporation                                      $    231,904                    152,847
               First Chemical Corporation                                              603,924                    375,042
               FirstMiss Gold Inc. and FMG, Inc.                                       402,943                    206,238
               Plasma Energy Corporation                                                77,110                     45,319
               Quality Chemicals, Inc.                                                 328,803                    198,853
               FirstMiss Steel Inc.                                                    122,452                     93,402
               AMPRO Fertilizer, Inc.                                                  147,885                     72,810
               EKC Technology, Inc.                                                    135,972                     60,775
               Plasma Processing Corporation                                            94,485                     65,492
               Callidus Technologies, Inc.                                             289,721                    178,804
                                                                                  ------------                 ----------
                                                                                  $  2,435,199                  1,449,582
                                                                                  ============                 ==========




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


(3), Continued

                                                                               Participants'                  Employers'
                                                                               contributions                contributions
                                                                               -------------                -------------
            Year ended June 30, 1994:
               First Mississippi Corporation                                      $    210,746                    149,638
               First Chemical Corporation                                              511,181                    301,932
               First Energy Corporation                                                  2,484                      1,653
               FirstMiss Gold Inc. and FMG, Inc.                                       385,530                    197,464
               Plasma Energy Corporation                                                60,247                     38,909
               Quality Chemicals, Inc.                                                 285,581                    174,725
               FirstMiss Steel Inc.                                                    100,374                     70,339
               AMPRO Fertilizer, Inc.                                                  140,331                     68,353
               Maxadyne Corporation                                                      3,580                      3,580
               Plasma Processing Corporation                                            69,125                     49,441
               EKC Technology, Inc.                                                    128,937                     57,815
               Callidus Technologies, Inc.                                             205,735                    135,686
                                                                                  ------------                -----------
                                                                                  $  2,103,851                  1,249,535
                                                                                  ============                ===========

            Year ended June 30, 1993:
               First Mississippi Corporation                                      $    212,820                    154,423
               First Chemical Corporation                                              422,519                    274,459
               First Energy Corporation                                                 56,691                     37,596
               FirstMiss Gold Inc. and FMG, Inc.                                       324,113                    179,243
               Plasma Energy Corporation                                                71,083                     50,907
               Quality Chemicals, Inc.                                                 207,149                    127,286
               FirstMiss Steel Inc.                                                     84,992                     61,880
               Steel Casting Engineering                                                13,308                     10,999
               AMPRO Fertilizer, Inc.                                                  130,972                     62,818
               Maxadyne Corporation                                                      3,600                      3,600
               Plasma Processing Corporation                                            55,674                     38,949
               EKC Technology, Inc.                                                    105,227                     51,651
               Callidus Technologies, Inc.                                             143,482                     96,420
                                                                                  ------------                -----------
                                                                                  $  1,831,630                  1,150,231
                                                                                  ============                ===========




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



 (4)  Rollovers

      During 1995, 1994 and 1993, assets and participant accounts, including those from terminated plans covering employees of EKC Technology, Inc., Callidus Technologies, Inc., Plasma Energy Corp. and FirstMiss Gold Inc. (see note 7), were transferred to the Plan as follows:

                                                                               1995          1994        1993
                                                                               ----          ----        ----
            First Chemical Corporation                                      $     805       27,753          --
            Callidus Technologies, Inc.                                        14,974           --       1,330
            Plasma Energy Corp.                                                    --           --      12,489
            FirstMiss Gold Inc.                                                41,957           --      20,000
            EKC Technology, Inc.                                                4,216        7,695       4,910
            Quality Chemical, Inc.                                                 --        5,776          --
            FirstMiss Steel, Inc.                                               3,895           --          --
                                                                            ---------     --------    --------

                                                                            $  65,847       41,224      38,729
                                                                            =========     ========    ========

 (5)  Unrealized Appreciation (Depreciation) of Investments

      During the years ended June 30, 1995, 1994 and 1993, unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                                        1995            1994           1993
                                                                        ----            ----           ----
               Government securities                                 $         --        (452,894)     196,217
               Mutual funds                                             1,164,775         (11,775)          --
               First Mississippi Corporation common stock               4,206,502       1,454,571     (323,330)
               FirstMiss Gold Inc. common stock                           799,046          48,711       277,692
                                                                     ------------       ---------     ---------

                                                                     $  6,170,323       1,038,613       150,579
                                                                     ============       =========     =========




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



 (6)     Investment Option Allocation

         The allocation of net assets available for benefits to investment option as of June 30, 1995 and 1994 follows:


                                                                    Capital           Short-term          Mid-term
                                                                  Preservation        Stability           Balanced
                                                                      Fund               Fund               Fund
                                                                    --------           --------           --------
June 30, 1995:
  Cash                                                             $      --              2,525                  --
  Mutual funds                                                        48,571          7,377,084           6,169,827
  Participant loans                                                       --            625,278             429,283
  First Mississippi Corporation common stock                              --                 --                  --
  FirstMiss Gold Inc. common stock                                        --                 --                  --
                                                                   ---------         ----------         -----------
            Total investments                                         48,571          8,004,887           6,599,110
                                                                   ---------         ----------         -----------
  Receivables:
    Employers' and participants' contributions                         1,704             73,893              94,842
    Interest                                                              --             12,368               8,491
    Dividends                                                              4             67,483              60,351
                                                                   ---------         ----------         -----------
            Total receivables                                          1,708            153,744             163,684
                                                                   ---------         ----------         -----------
            Total assets                                              50,279          8,158,631           6,762,794
  Advisory fees payable                                                  (43)            (6,455)             (5,399)
                                                                   ---------         ----------         -----------

            Net assets available for benefits                      $  50,236          8,152,176           6,757,395
                                                                   =========         ==========         ===========

June 30, 1994:
  Cash and certificate of deposit                                  $      --            501,425                  --
  Mutual funds                                                            --          6,776,668           5,112,392
  Participant loans                                                       --            252,932             194,585
  First Mississippi Corporation common stock                              --                 --                  --
  FirstMiss Gold Inc. common stock                                        --                 --                  --
                                                                   ---------         ----------         -----------
            Total investments                                             --          7,531,025           5,306,977
                                                                   ---------         ----------         -----------

  Receivables:
    Employers' and participants' contributions                            --             80,883              94,130
    Interest                                                              --            203,042                  --
    Dividends                                                             --                 --                  --
                                                                   ---------         ----------         -----------
            Total receivables                                             --            283,925              94,130
                                                                   ---------         ----------         -----------
            Total assets                                                  --          7,814,950           5,401,107
  Advisory fees payable                                                   --             (5,523)             (4,928)
                                                                   ---------         ----------         -----------

            Net assets available for benefits                      $      --          7,809,427           5,396,179
                                                                   =========         ==========         ===========

                                                                                      First
                                                                    Long-term       Mississippi           FirstMiss
                                                                     Growth         Corporation             Gold
                                                                      Fund          common stock         common stock
                                                                   ----------       ------------         ------------
June 30, 1995:
  Cash                                                            $       --                 --                  --
  Mutual funds                                                     7,473,893            302,858             148,313
  Participant loans                                                  208,707                 --                  --
  First Mississippi Corporation common stock                              --          8,038,826                  --
  FirstMiss Gold Inc. common stock                                        --                 --           1,403,220
                                                                  ----------         ----------         -----------
            Total investments                                      7,682,600          8,341,684           1,551,533
                                                                  ----------         ----------         -----------
  Receivables:
    Employers' and participants' contributions                       130,405             16,509               8,621
    Interest                                                           4,128                905                 643
    Dividends                                                         34,380                 --                  --
                                                                  ----------         ----------         -----------
            Total receivables                                        168,913             17,414               9,264
                                                                  ----------         ----------         -----------
            Total assets                                           7,851,513          8,359,098           1,560,797
  Advisory fees payable                                               (6,540)                --                  --
                                                                  ----------         ----------         -----------

            Net assets available for benefits                     $7,844,973          8,359,098           1,560,797
                                                                  ==========         ==========         ===========

June 30, 1994:
  Cash and certificate of deposit                                 $       --            238,378               4,686
  Mutual funds                                                     3,718,510                 --                  --
  Participant loans                                                   87,156                 --                  --
  First Mississippi Corporation common stock                              --          4,233,888                  --
  FirstMiss Gold Inc. common stock                                        --                 --             592,424
                                                                  ----------         ----------         -----------
            Total investments                                      3,805,666          4,472,266             597,110
                                                                  ----------         ----------         -----------

  Receivables:
    Employers' and participants' contributions                       121,372             12,751               4,465
    Interest                                                              --              1,275                  93
    Dividends                                                             --             20,620                  --
                                                                  ==========         ==========         ===========
            Total assets                                           3,927,038          4,506,912             601,668
  Advisory fees payable                                               (4,437)                --                  --
                                                                  ----------         ----------         -----------
            Net assets available for benefits                     $3,922,601          4,506,912             601,668
                                                                  ==========         ==========         ===========

                                                                    Combined
                                                                    --------
June 30, 1995:
  Cash                                                                 2,525
  Mutual funds                                                    21,520,546
  Participant loans                                                1,263,268
  First Mississippi Corporation common stock                       8,038,826
  FirstMiss Gold Inc. common stock                                 1,403,220
                                                                ------------
            Total investments                                     32,228,385
                                                                ------------
  Receivables:
    Employers' and participants' contributions                       325,974
    Interest                                                          26,535
    Dividends                                                        162,218
                                                                ------------
            Total receivables                                        514,727
                                                                ------------
            Total assets                                          32,743,112
  Advisory fees payable                                              (18,437)
                                                                ------------

            Net assets available for benefits                   $ 32,724,675
                                                                ============

June 30, 1994:
  Cash and certificate of deposit                                  $ 744,489
  Mutual funds                                                    15,607,570
  Participant loans                                                  534,673
  First Mississippi Corporation common stock                       4,233,888
  FirstMiss Gold Inc. common stock                                   592,424
                                                                ------------
            Total investments                                     21,713,044
                                                                ------------

  Receivables:
    Employers' and participants' contributions                       313,601
    Interest                                                         204,410
    Dividends                                                         20,620
                                                                ------------
            Total receivables                                        538,631
                                                                ------------
            Total assets                                          22,251,675
  Advisory fees payable                                              (14,888)
                                                                ------------

            Net assets available for benefits                   $ 22,236,787
                                                                ============

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN
(6), continued

     The allocation of changes in net assets available for benefits to investment option for the years ended June 30, 1995, 1994 and 1993 follows:

                                                                                                             First
                                        Capital     Short-term     Mid-term    Long-term    Cash and      Mississippi
                                      Preservation   Stability     Balanced      Growth       other       Corporation
                                         Fund          Fund          Fund        Fund      investments    common stock
                                       --------      --------      --------    --------    -----------    ------------
Net assets available for benefits
  at June 30, 1992                      $    --            --            --          --    10,609,757       3,633,168

     Participants' contributions             --            --            --          --     1,577,935         226,642
     Employers' contributions                --            --            --          --       915,833         203,122
     Net investment income (loss)            --            --            --          --       925,546        (267,897)
     Rollovers                               --            --            --          --        38,330             399
     Withdrawals and terminations            --            --            --          --      (915,018)       (197,833)
     Transfers due to participants'
       selection of investment option        --            --            --          --    (1,156,356)      1,206,583
                                         -------    ---------     ---------   ---------   -----------      ----------

Net assets available for benefits
  at June 30, 1993                           --            --            --          --    11,996,027       4,804,184

     Participants' contributions             --       152,730       175,897     230,736     1,347,568         163,951
     Employers' contributions                --        82,305        97,664     131,512       766,371         140,597
     Net investment income (loss)            --        51,084       (23,414)    (38,420)      295,753       2,537,759
     Rollovers                               --            --            --       5,956        35,268              --
     Withdrawals and terminations            --      (215,390)      (10,090)    (21,287)     (634,395)       (443,001)
     Transfers due to participants'
       selection of investment option        --     7,738,698     5,156,122   3,614,104   (13,806,592)     (2,696,578)
                                         -------    ---------     ---------   ---------   -----------      ----------

Net assets available for benefits
  at June 30, 1994                           --     7,809,427     5,396,179   3,922,601            --       4,506,912

     Participants' contributions          1,531       613,583       710,626     959,697            --         107,400
     Employers' contributions               984       334,753       408,253     557,478            --          76,328
     Net investment income                  130       610,578       775,668     898,740            --       4,915,803
     Rollovers                               --        17,065         7,606       3,968            --              --
     Withdrawals and terminations            --      (821,887)     (160,543)   (184,143)           --        (410,418)
     Transfers due to participants'
       selection of investment option    47,591      (411,343)     (380,394)  1,686,632            --        (836,927)
                                        -------      --------      --------   ---------   -----------      ----------

Net assets available for benefits
  at June 30, 1995                      $50,236     8,152,176     6,757,395   7,844,973            --       8,359,098
                                        =======     =========     =========   =========   ===========      ==========

                                        First Miss
                                         Gold Inc.
                                       common stock    Combined
                                       ------------   ----------
Net assets available for benefits
  at June 30, 1992                       368,570      14,611,495
                                          27,053       1,831,630
     Employers' contributions             31,276       1,150,231
     Net investment income (loss)        289,543         947,192
     Rollovers                                --          38,729
     Withdrawals and terminations        (38,927)     (1,151,778)
     Transfers due to participants'
       selection of investment option    (50,227)             --
                                         -------      -----------

Net assets available for benefits
  at June 30, 1993                       627,288      17,427,499

     Participants' contributions          32,969       2,103,851
     Employers' contributions             31,086       1,249,535
     Net investment income (loss)        (83,398)      2,739,364
     Rollovers                                --          41,224
     Withdrawals and terminations           (523)     (1,324,686)
     Transfers due to participants'
       selection of investment option     (5,754)             --
                                         -------     -----------

Net assets available for benefits
  at June 30, 1994                       601,668      22,236,787
     Participants' contributions          42,362       2,435,199
     Employers' contributions             71,786       1,449,582
     Net investment income               933,023       8,133,942
     Rollovers                            37,208          65,847
     Withdrawals and terminations        (19,691)     (1,596,682)
     Transfers due to participants'
       selection of investment option   (105,559)             --
                                       ---------     -----------

Net assets available for benefits
  at June 30, 1995                     1,560,797      32,724,675
                                       =========     ===========

(7)  Subsequent Event
           ----------------

     Subsequent to June 30, 1995, First Mississippi distributed its shares of
        FirstMiss Gold Inc. to the First Mississippi shareholders. In connection with this "spin-off," the participant accounts of employees of FirstMiss Gold Inc. and FMG, Inc. were transferred from the Plan.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



 (8)  Plan Investments

      The following investments exceeded 5% of net assets available for benefits at June 30, 1995 and 1994:

                                                                                          June 30, 1995
                                                                       --------------------------------------------------
                                                                        Shares
                                                                        or face                                 Carrying
                                                                        amount                Cost                value
                                                                        --------            ---------           --------
       Mutual funds:
               Frank Russell Investment Contract                         196,290            3,117,610           3,296,684
               Frank Russell Fixed Income I                              131,666            2,688,706           2,808,435
               Frank Russell Fixed Income II                             106,015            1,939,586           1,978,233
               Frank Russell Fixed Income III                            231,215            2,262,670           2,342,212
               Frank Russell Equity I                                    100,281            2,436,382           2,747,694
               Frank Russell Equity Q                                     97,420            2,469,847           2,812,501

       Participant loans, interest rates from 7.25%
               to 10.0%; maturities from 1 to 10 years                 1,263,268            1,263,268           1,263,268

       First Mississippi Corporation common stock                        235,570            3,052,278           8,038,826

                                                                                          June 30, 1995
                                                                       --------------------------------------------------
                                                                        Shares
                                                                        or face                                 Carrying
                                                                        amount                Cost                value
                                                                        --------            ---------           --------
               Mutual funds:
                  Frank Russell Investment Contract                      194,240            3,037,725           3,075,603
                  Frank Russell Fixed Income I                           118,062            2,423,026           2,415,552
                  Frank Russell Fixed Income II                           99,327            1,818,222           1,824,634
                  Frank Russell Fixed Income III                         194,628            1,918,737           1,905,406
                  Frank Russell Equity I                                  67,885            1,631,730           1,612,266
                  Frank Russell Equity Q                                  67,476            1,683,282           1,670,030

               First Mississippi Corporation common stock                277,632            2,936,627           4,233,888

                                                                      Schedule I

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                                  Investments

                             June 30, 1995 and 1994



                                                                                          June 30, 1995
                                                                       --------------------------------------------------
                                                                        Shares
                                                                        or face                                 Carrying
                                                                        amount                Cost                value
                                                                        --------            ---------           --------
Cash   2,525                                                               2,525           $    2,525               2,525
Mutual funds:
    Deposit Guaranty U. S. Government
       Money Market - 1.2%                                               451,141              451,191             451,141
    Frank Russell U. S. Government Money
       Market - 0.0%                                                       7,536                8,536               7,536
    Frank Russell Investment Contract - 10.1%                            196,290            3,117,610           3,296,684
    Frank Russell Fixed Income I - 8.6%                                  131,666            2,688,706           2,808,435
    Frank Russell Fixed Income II - 6.1%                                 106,015            1,939,586           1,978,233
    Frank Russell Fixed Income III - 7.2%                                231,215            2,262,670           2,342,212
    Frank Russell Equity I - 8.4%                                        100,281            2,436,382           2,747,694
    Frank Russell Equity II - 4.2%                                        49,091            1,257,729           1,387,297
    Frank Russell Equity III - 1.9%                                       21,469              562,150             609,926
    Frank Russell International - 4.8%                                    44,635            1,639,431           1,556,865
    Frank Russell Emerging Markets - 2.7%                                 75,201              914,876             872,336
    Frank Russell Real Estate Securities - 2.0%                           28,734              656,485             649,686
    Frank Russell Equity Q - 8.6%                                         97,420            2,469,847           2,812,501
                                                                                          -----------          ----------
                                                                                           20,405,199          21,520,546
                                                                                          -----------          ----------
Participant loans, interest rates from 7.25% to 10.0%;
    maturities from 1 to 10 years - 3.9%                               1,263,268            1,263,268           1,263,268

First Mississippi Corporation common stock - 24.6%                       235,570            3,052,278           8,038,826

FirstMiss Gold, Inc. common stock - 4.3%                                  70,161              592,688           1,403,220
                                                                                          -----------          ----------

                                                                                          $25,315,958          32,228,385
                                                                                          ===========          ==========




                                                                     (Continued)

                                      2                        Schedule I, Cont.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                                  Investments



                                                                                          June 30, 1995
                                                                       --------------------------------------------------
                                                                        Shares
                                                                        or face                                 Carrying
                                                                        amount                Cost                value
                                                                        --------            ---------           --------
Cash - 1.1%                                                              244,489        $     244,489             244,489

Certificate of deposit - SouthTrust Bank,
    8.25%, due 7-28-94 - 2.3%                                            500,000              500,000             500,000
                                                                                        -------------          ----------
                                                                                              744,489             744,489
                                                                                        -------------          ----------
Mutual funds:
    Frank Russell Money Market - 0.0%                                         18                   18                  18
    Frank Russell Investment Contract - 13.8%                            194,240            3,037,725           3,075,603
    Frank Russell Fixed Income I - 10.9%                                 118,062            2,423,026           2,415,552
    Frank Russell Fixed Income II - 8.2%                                  99,327            1,818,222           1,824,634
    Frank Russell Fixed Income III - 8.6%                                194,628            1,918,737           1,905,406
    Frank Russell Equity I - 7.3%                                         67,885            1,631,730           1,612,266
    Frank Russell Equity II - 3.3%                                        29,906              766,963             723,720
    Frank Russell Equity III - 1.4%                                       11,427              300,182             303,271
    Frank Russell International - 5.0%                                    27,949            1,066,456           1,103,725
    Frank Russell Emerging Markets - 2.4%                                 41,974              528,944             525,095
    Frank Russell Real Estate Securities - 2.0%                           18,866              444,060             448,250
    Frank Russell Equity Q - 7.5%                                         67,476            1,683,282           1,670,030
                                                                                        -------------          ----------
                                                                                           15,619,345          15,607,570
                                                                                        -------------          ----------
Participant loans, interest rates from 7.25% to 8.25%;
    maturities from 1 to 10 years - 2.4%                                 534,673              534,673             534,673

First Mississippi Corporation common stock - 19.0%                       277,632            2,936,627           4,233,888

FirstMiss Gold Inc. common stock - 2.7%                                   78,337              544,825             592,424
                                                                                        -------------          ----------

                                                                                        $  20,379,959          21,713,044
                                                                                        =============          ==========


Note - Percentages are determined by dividing the carrying value of individual investments by net assets available for benefits.

                                                                     Schedule II

                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

                            Reportable Transactions

                       Years ended June 30, 1995 and 1994



Transactions reported pursuant to Department of Labor Regulation
2520.103-6(d)(1)

                                                                                                        Expenses
                                                                      Purchase    Selling    Lease     incurred at   Cost of
Identity of party involved   Description of assets                     price       price     rental    transaction   assets
--------------------------   ---------------------                     -----       -----     ------    -----------   ------
June 30, 1995:

   None


June 30, 1994:
   Deposit Guaranty          U. S. Government obligations:
     National Bank             U. S. Treasury notes, $500,000,
                                  8.875%, due 2-15-96                      --      530,068       --           --      504,160
         "                     U. S. Treasury notes,
                                  $500,000, 8.00%, due 10-15-96            --      525,458       --           --      502,212
         "                     U. S. Treasury notes,
                                  $1,000,000, 8.50%, due 7-15-97           --    1,071,240       --           --    1,055,930
         "                     U. S. Treasury notes,
                                  $1,000,000, 6.375%, due 1-15-99          --      995,302       --           --    1,013,062
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.750%, due 10-31-97         --      987,490       --           --      994,581
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.125%, due 3-31-98          --      959,365       --           --      998,520
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.250%, due 7-31-98     999,780           --       --           --           --
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.250%, due 7-31-98          --      957,333       --           --      999,780

                                                                       Current value
                                                                        on trans-     Net gain
Identity of party involved   Description of assets                     action date     (loss)
--------------------------   ---------------------                     -----------     ------
June 30, 1995:

   None


June 30, 1994:
   Deposit Guaranty          U. S. Government obligations:
     National Bank             U. S. Treasury notes, $500,000,
                                  8.875%, due 2-15-96                      530,068     25,908
         "                     U. S. Treasury notes,
                                  $500,000, 8.00%, due 10-15-96            525,458     23,246
         "                     U. S. Treasury notes,
                                  $1,000,000, 8.50%, due 7-15-97         1,071,240     15,310
         "                     U. S. Treasury notes,
                                  $1,000,000, 6.375%, due 1-15-99          995,302    (17,760)
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.750%, due 10-31-97         987,490     (7,091)
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.125%, due 3-31-98          959,365    (39,155)
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.250%, due 7-31-98          999,780         --
         "                     U. S. Treasury notes,
                                  $1,000,000, 5.250%, due 7-31-98          957,333    (42,447)

                                       2
                                                              Schedule II, Cont.

                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

Reportable Transactions Transactions reported pursuant to Department of Labor Regulation 2520.103-6(d)(2)

                                                                        Purchases                             Sales
                                                            ----------------------------------         --------------------
                                                                       Shares                                       Shares
Identity of party involved Description of assets            Number    or units            Cost         Number      or units
-------------------------- ---------------------            ------    --------            ----         ------      --------
June 30, 1995:
   Paine Webber            First Mississippi Corporation
                             common stock                     84        73,324       $ 1,475,572        108       100,150
   Deposit Guaranty        Deposit Guaranty U. S. Government
     National Bank           Money Market Fund               202     4,447,816         4,447,816        121     3,987,803
   Ballew/Russell, Inc.    Frank Russell
                             Investment Contract Fund         38        88,170         1,433,782        112        86,120
         "                 Frank Russell
                             Fixed Income I Fund             117        53,442         1,183,716        233        39,838
         "                 Frank Russell
                             Equity I Fund                   117        51,361         1,260,757        168        18,965
         "                 Frank Russell
                             Equity Q Fund                   129        49,407         1,214,298        168        19,463


June 30, 1994:
   Deposit Guaranty        First Mississippi Corporation      55        47,547           564,758        247       227,377
     National Bank           common stock
         "                 Deposit Guaranty National Bank
                             Daily Invested Fund             123    21,849,818        21,849,818         71    23,343,775
         "                 Frank Russell
                             Money Market Mutual Fund          4     3,620,678         3,620,678          4     3,620,660
         "                 Frank Russell
                             Investment Contract Mutual Fund   5       231,599         3,621,728         23        37,359
         "                 Frank Russell
                             Fixed Income I Mutual Fund       10       133,005         2,729,657         41        14,943
         "                 Frank Russell
                             Fixed Income II Mutual Fund       4       118,680         2,172,408         32        19,353
         "                 Frank Russell
                             Fixed Income III Mutual Fund     11       210,822         2,078,409         53        16,194
         "                 Frank Russell
                             Equity I Mutual Fund             13        70,186         1,686,978         27         2,301
         "                 Frank Russell
                             Equity II Mutual Fund            16        30,867           791,669         27           961

                                                                       Sales
                                                                       -----
                                                                      Selling        Net gain
Identity of party involved Description of assets                       price         or (loss)
-------------------------- ---------------------                       -----         ---------
June 30, 1995:
   Paine Webber            First Mississippi Corporation
                             common stock                          $ 2,228,656     $  599,385
   Deposit Guaranty        Deposit Guaranty U. S. Government
     National Bank           Money Market Fund                       3,987,803             --
   Ballew/Russell, Inc.    Frank Russell
                             Investment Contract Fund                1,399,532         45,635
         "                 Frank Russell
                             Fixed Income I Fund                       908,780         (9,256)
         "                 Frank Russell
                             Equity I Fund                             468,309         12,204
         "                 Frank Russell
                             Equity Q Fund                             488,841         61,108


June 30, 1994:
   Deposit Guaranty        First Mississippi Corporation             3,187,076        998,562
     National Bank           common stock
         "                 Deposit Guaranty National Bank
                             Daily Invested Fund                    23,343,775             --
         "                 Frank Russell
                             Money Market Mutual Fund                3,620,660             --
         "                 Frank Russell
                             Investment Contract Mutual Fund           587,288          3,285
         "                 Frank Russell
                             Fixed Income I Mutual Fund                306,347           (285)
         "                 Frank Russell
                             Fixed Income II Mutual Fund               354,472            286
         "                 Frank Russell
                             Fixed Income III Mutual Fund              159,275            397
         "                 Frank Russell
                             Equity I Mutual Fund                       55,449            201
         "                 Frank Russell
                             Equity II Mutual Fund                      24,107           (599)

                                       3
                                                              Schedule II, Cont.

                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

                            Reportable Transactions

Transactions reported pursuant to Department of Labor Regulation
2520.103-6(d)(2)

                                                                     Purchases                                Sales
                                                            ------------------------                   --------------------
                                                                       Shares                                       Shares
Identity of party involved     Description of assets        Number    or units  Cost                   Number      or units
--------------------------     ---------------------        ------    --------  ----                   ------      --------
June 30, 1994, continued:
   Deposit Guaranty            Frank Russell
     National Bank                Equity III Mutual Fund      15       11,741     308,398              14             314
     "                         Frank Russell
                                  International Mutual Fund   13       28,907   1,102,864              27             958
     "                         Frank Russell
                                  Emerging Markets Mutual
                                  Fund                        13       43,292     545,565              27           1,318
     "                         Frank Russell
                                  Equity Q Mutual Fund        13       69,766   1,740,334              27           2,290


June 30, 1993:
   Deposit Guaranty            First Mississippi Corporation
     National Bank                common stock               206      236,923   2,059,070              60        39,520
         "                     Deposit Guaranty National Bank
                                  Daily Invested Fund         66    5,115,190   5,115,190             109     5,485,674

                                                                       Sales
                                                                       -----
                                                                      Selling        Net gain
Identity of party involved     Description of assets                   price         or (loss)
--------------------------     ---------------------                   -----         ---------
June 30, 1994, continued:
   Deposit Guaranty            Frank Russell
     National Bank                Equity III Mutual Fund                8,410              194
     "                         Frank Russell
                                  International Mutual Fund            37,631            1,223
     "                         Frank Russell
                                  Emerging Markets Mutual Fund         16,766              145
     "                         Frank Russell
                                  Equity Q Mutual Fund                 57,533              481


June 30, 1993:
   Deposit Guaranty            First Mississippi Corporation
     National Bank                common stock                        377,447          (72,249)
         "                     Deposit Guaranty National Bank
                                  Daily Invested Fund               5,485,674               --

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        FIRST MISSISSIPPI CORPORATION
                                        EMPLOYEE 401(K) SAVINGS PLAN


Date:  December 21, 1995                        /s/ Troy B. Browning
                                                --------------------------------
                                                Troy B. Browning
                                                Member, Employee 401(k) Savings
                                                Plan Administrative Committee


Date:  December 21, 1995                        /s/ J. Steve Chustz
                                                --------------------------------
                                                J. Steve Chustz
                                                Member, Employee 401(k) Savings
                                                Plan Administrative Committee


Date:  December 21, 1995                        /s/ R. Michael Summerford
                                                --------------------------------
                                                R. Michael Summerford
                                                Member, Employee 401(k) Savings
                                                Plan Administrative Committee

                        FIRST MISSISSIPPI CORPORATION
                             401(K) SAVINGS PLAN


                                EXHIBIT INDEX


EXHIBIT
NUMBER                                                            PAGE
-------                                                           ----

23. 1              Auditors' Consent